# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Capstone Energy+, Inc., CIK 0001009759
CUSIP: 14067D607
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 16640 STAGG STREET, VAN NUYS, California (CA), 91406
Date of event which requires filing of this statement: 06/25/2026
Filed by CIK 0001281084
Persons authorized to receive notices and communications: Colin J. Daniels, Esq., Monarch Alternative Capital LP, 535 Madison Avenue, New York, New York (NY), 10022, (212) 554-1700

## Reporting persons
- Monarch Alternative Capital LP (CIK 0001281084): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,333,334; sole dispositive power 0; shared dispositive power 19,333,334; aggregate amount beneficially owned 19,333,334 (40.1% of the class)
  Comment: IA, PN
- MDRA GP LP (CIK 0001501101): type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,333,334; sole dispositive power 0; shared dispositive power 19,333,334; aggregate amount beneficially owned 19,333,334 (40.1% of the class)
  Comment: PN, HC
- Monarch GP LLC (CIK 0001501100): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,333,334; sole dispositive power 0; shared dispositive power 19,333,334; aggregate amount beneficially owned 19,333,334 (40.1% of the class)
  Comment: OO, HC

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Capstone Energy+, Inc.
Address of issuer's principal executive offices: 16640 STAGG STREET, VAN NUYS, California (CA), 91406
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. This Amendment No. 1 was triggered solely due to a change in the number of outstanding Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages of this Schedule 13D is incorporated into this Item 5 by reference.

The number of shares of Common Stock beneficially owned by the Reporting Persons remains unchanged from the initial Schedule 13D filed by the Reporting Persons and consists of 3,333,334 shares of Common Stock and 16,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock at the initial Conversion Price.

This Amendment No. 1 is being filed to update the percentage of beneficial ownership reported by the Reporting Persons, which decreased solely as a result of an increase in the number of outstanding shares of Common Stock reported by the Issuer since the filing of the initial Schedule 13D.

The percentages used in this Amendment are calculated based upon 32,230,733 shares of Common Stock outstanding as of June 18, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on June 25, 2026, plus 16,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons at the initial Conversion Price.

Except for the change in the Reporting Persons' percentage of beneficial ownership resulting from the increase in the number of outstanding shares of Common Stock reported by the Issuer, there has been no change in the number of shares of Common Stock or Series A Preferred Stock beneficially owned by the Reporting Persons as reported in the initial Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages of this Schedule 13D is incorporated into this Item 5 by reference.

The number of shares of Common Stock beneficially owned by the Reporting Persons remains unchanged from the initial Schedule 13D filed by the Reporting Persons and consists of 3,333,334 shares of Common Stock and 16,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock at the initial Conversion Price.

This Amendment No. 1 is being filed to update the percentage of beneficial ownership reported by the Reporting Persons, which decreased solely as a result of an increase in the number of outstanding shares of Common Stock reported by the Issuer since the filing of the initial Schedule 13D.

The percentages used in this Amendment are calculated based upon 32,230,733 shares of Common Stock outstanding as of June 18, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on June 25, 2026, plus 16,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons at the initial Conversion Price.

Except for the change in the Reporting Persons' percentage of beneficial ownership resulting from the increase in the number of outstanding shares of Common Stock reported by the Issuer, there has been no change in the number of shares of Common Stock or Series A Preferred Stock beneficially owned by the Reporting Persons as reported in the initial Schedule 13D.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the past sixty (60) days.

## Signatures
- Monarch Alternative Capital LP: /s/ Andrew Herenstein, Andrew Herenstein/Vice Chairman (06/29/2026)
- MDRA GP LP: Monarch GP LLC, General Partner (06/29/2026)
- MDRA GP LP: /s/ Andrew Herenstein, Andrew Herenstein/Authorized Person (06/29/2026)
- Monarch GP LLC: /s/ Andrew Herenstein, Andrew Herenstein/Authorized Person (06/29/2026)